SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

CRA International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12618T105

(CUSIP Number)

Osmium Partners, LLC

300 Drakes Landing Road, Suite 172

Greenbrae, CA 94904

Attention: John H. Lewis

Telephone: (415) 785-4044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 433,629
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 433,629
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,629
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 433,629
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 433,629
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,629
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.9%
14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (4) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 162,561
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 162,561
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162,561
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (4) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,366
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,366
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,366
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 66,700
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 66,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,700
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12618T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,002
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,002
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,002
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.1%
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

The Reporting Persons’ beneficial ownership has dropped below the 5% Schedule 13D reporting threshold. Therefore, this amendment No. 1 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Person and terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock, which includes Common Stock issuable upon the exercise of Options exercisable within 60 days (“Options”), owned by each of them in the aggregate was $9,433,930.66 from working capital.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares or dispose of all the shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 162,561 shares of Common Stock representing 1.8% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Fund II directly owns 103,366 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Fund III directly owns 66,700 shares of Common Stock representing 0.8% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Fund IV directly owns 101,002 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock of the Issuer.

(v)	Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 433,629 shares of Common Stock held by them, representing 4.9% of all of the outstanding shares of Common Stock of the Issuer.

(vi)	Mr. Lewis individually does not own any shares of Common Stock or Options. However, Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock and Options beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 433,629 shares of Common Stock, representing 4.9% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 8,927,972 shares of Common Stock outstanding as of February 26, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 2, 2016 as filed with the SEC on March 4, 2016.

(b) Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 162,561 shares of Common Stock, 103,366 shares of Common Stock, 66,700 shares of Common Stock and 101,002 shares of Common Stock reported herein, respectively.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Osmium Capital, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/19/2016	22	0	Option Expiration
2/19/2016	10	0	Option Expiration
3/11/2016	3000	19.9	Sale
3/16/2016	4000	20.04	Sale
3/16/2016	1500	20.04	Sale
3/18/2016	500	20.629	Sale
3/18/2016	4500	20.629	Sale
3/22/2016	2500	20.7172	Sale
3/23/2016	1500	20.264	Sale
3/23/2016	2000	20.264	Sale
3/23/2016	4000	20.264	Sale
3/24/2016	2000	19.6726	Sale
3/30/2016	700	19.9044	Sale
3/30/2016	2396	19.9044	Sale
3/30/2016	3000	19.9044	Sale
3/30/2016	254	19.9044	Sale
3/30/2016	3900	19.9044	Sale
3/30/2016	12750	19.9044	Sale
4/13/2016	1600	19.9575	Sale
4/18/2016	8854	19.8423	Sale
4/18/2016	7000	19.8423	Sale
4/18/2016	1000	19.8423	Sale

4/18/2016	2000	19.8423	Sale
4/18/2016	2000	19.8423	Sale
4/18/2016	1146	19.8423	Sale
4/18/2016	2000	19.8423	Sale
4/18/2016	1500	19.8423	Sale
4/18/2016	3200	19.8423	Sale
4/18/2016	1300	19.8423	Sale

Osmium Capital II, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/19/2016	5	0	Option Expiration
2/19/2016	15	0	Option Expiration
3/11/2016	584	19.9	Sale
3/11/2016	1416	19.9	Sale
3/16/2016	2500	20.04	Sale
3/18/2016	1000	20.629	Sale
3/18/2016	3516	20.629	Sale
3/18/2016	400	20.629	Sale
3/18/2016	84	20.629	Sale
3/23/2016	2500	20.264	Sale
3/24/2016	2906	19.6726	Sale
3/24/2016	984	19.6726	Sale
3/24/2016	210	19.6726	Sale
3/30/2016	1700	19.9044	Sale
3/30/2016	6344	19.9044	Sale
3/30/2016	356	19.9044	Sale
3/31/2016	1456	19.8618	Sale
3/31/2016	2100	19.8618	Sale
3/31/2016	144	19.8618	Sale
4/6/2016	2000	19.015	Sale
4/6/2016	544	19.015	Sale
4/6/2016	1000	19.015	Sale
4/6/2016	1456	19.015	Sale
4/18/2016	1000	19.928	Purchase

Osmium Spartan, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/19/2016	15	0	Option Expiration

Osmium Diamond, LP

Transaction Date	Number of Shares	Price per Share	Type of Transaction
2/19/2016	10	0	Option Expiration
2/22/2016	5000	19.3	Purchase
2/25/2016	1000	19.418	Purchase
4/11/2016	1500	19.545	Sale
4/11/2016	3500	19.545	Sale

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2016

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement*

*	Previously filed